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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

BUCKTV.COM, INC.
(Name of Issuer)

Common Stock
(Title of Class of
Securities)

118721 109
(CUSIP Number)

May 20, 2002
(Date of Event Which
Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 118721 109

1.	Names of Reporting Persons. Rodney R. Schoemann I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power: 7,191,920

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 7,191,920

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,191,920

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 8.19%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer BUCKTV.COM, INC.
(b)	Address of Issuer's Principal Executive Offices
865 N Lamb Blvd. Suite 13 PMP 301 Las Vegas, Nevada 89101
Item 2.
(a)	Name of Person Filing Rodney R. Schoemann
(b)	Address of Principal Business Office or, if none, Residence 3904 Wheat Drive Metairie, Louisiana 70002
(c)	Citizenship United States of America
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 118721 109

Item 3.	Not Applicable

Item 4.	Ownership. Please see Items 5, 6, 7, 8, 9, 10, and 11 on cover sheet

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

8-1-2002 Date Rodney R. Schoemann ____________ Signature Rodney R. Schoemann _____ Name/Title